Filed by Kookmin Bank

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:             Kookmin Bank

(Exchange Act file number 1-15258)

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Kookmin Bank’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Kookmin Bank’s reports filed with the Securities and Exchange Commission (the “Commission”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read any prospectus required to be filed with the Commission regarding the potential business combination transaction between Kookmin Bank and Kookmin Credit Card. If required, a prospectus will be filed with the Commission either by Kookmin Bank, Kookmin Credit Card or a newly formed corporation. Security holders may obtain a free copy of such prospectus (if required and when available) and other related documents filed by Kookmin Bank, Kookmin Credit Card and/or such newly formed corporation at the Commission’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. If required and when available, the prospectus and other documents may also be obtained from Kookmin Bank by contacting Kookmin Bank, Investor Relations Team, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul 150-758, Korea.

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The following materials were released by Kookmin Bank on May 30, 2003.

Resolution on Merger with Kookmin Credit Card Co.

On May 30, 2003, the board of directors of Kookmin Bank passed a resolution on the merger between Kookmin Bank and Kookmin Credit Card Co. as follows:

Description of merger	Acquiror: Kookmin Bank Target: Kookmin Credit Card Co.

Purpose of merger

This merger will:

– create a unified credit card business unit through which Kookmin Bank can further enhance its credit card business by focusing on growth potential and maximizing management efficiency; and

– enable Kookmin Bank to strengthen its competitiveness in the credit card business by enabling it to flexibly respond to the dynamics of the changing market environment, efficiently allocate its resources and reduce costs.

Merger ratio and basis for calculation

Merger ratio:

Kookmin Bank 0.442983: Kookmin Credit Card 1

Basis for calculation:

(1) In connection with the merger of Kookmin Bank with Kookmin Credit Card, the merger ratio was calculated pursuant to Article 36-12 of Enforcement Regulation of the Korean Securities and Exchange Act and Article 84-7 of Enforcement Decree of the Korean Securities and Exchange Act.

(2) The base stock price was calculated based on the lesser of (x) the arithmetic average of (i) the closing stock price on May 29, 2003, (ii) the weighted average closing stock price for the one week period ending May 29, 2003, and (iii) the weighted average closing stock price for the one month period ending May 29, 2003 and (y) the closing stock price on May 29, 2003.

Base stock price: Kookmin Bank KRW31,780; Kookmin Credit Card KRW14,078

Merger ratio with respect to common shares: Kookmin Bank 0.442983: Kookmin Credit Card 1

Class and number of new shares to be distributed at the time of merger	Common shares	8,120,431 shares
	Preferred shares	—
	Others	—

Details of acquiror after merger	Name of company	Kookmin Bank
	Name of representative	Jung-Tae Kim
	Paid-in capital (KRW)	1,681,895,580,000
	Total number of shares outstanding	336,379,116
	Par value of shares (KRW)	5,000
	Business area	Banking activities permitted pursuant to the Bank Act of Korea and other banking related regulations.
	Location of head office	9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

	Registration date for merger	October 2, 2003

	Record date for dividend of new shares	January 1, 2003

	Effective date of merger	September 30, 2003

	Date of Kookmin Bank shareholders meeting for merger approval	Not applicable

	Period of creditors’ formal objection	August 19, 2003 through September 18, 2003

	Date of merger agreement	May 30, 2003

Appraisal right of dissenting shareholders of Kookmin Bank:

Kookmin Bank shareholders have no appraisal rights in a small-scale merger.

Pursuant to Article 527-3 of the Korean Commercial Code relating to small-scale mergers, the approval of the merger may be obtained by the board of directors instead of by shareholders meeting. However, if the shareholders of Kookmin Bank holding more than 20/100 of the total number of issued and outstanding shares of Kookmin Bank dissent to the merger, the shareholders of Kookmin Bank must approve the merger at a shareholders meeting.

Resolution date (date of board resolution on May 30, 2003)

•	attendance of non-executive directors: 7 of 12
•	attendance of auditor: present

•	Details of acquired company

Name of company	Kookmin Credit Card Co.

Name of representative	Bong–Hwan Cho

Total assets (KRW million)	13,261,817

Paid-in capital (KRW million)	366,000

Sales (KRW million)	796,860

Number of outstanding shares	73,200,000

Relationship with company	Subsidiary of Kookmin Bank

Merger ratio	0.442983

Business areas

Business activities relating to:

1. the Specialized Credit Financial Business Act of 1997, as amended;

2. the credit card business and lending business;

3. telemarketing;

4. insurance and travel services;

5. the issuance of credit cards;

6. the distribution of printed matter relating to the credit card business;

7. property leasing;

8. enrolling members with respect to certain programs;

9. internet and other forms of electronic marketing; and

10. other activities with respect to those described above.